Kenneth L. Betts

214-453-6435

KBetts@winston.com

May 3, 2017

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc. Amendment No. 5 to Registration Statement on Form S-11 File No. 333-196798

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated April 25, 2017 (the “Comment Letter”) regarding Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”).

The Company is concurrently filing via EDGAR today Amendment No. 5 to the Registration Statement (“Amendment No. 5”) , which includes changes to Amendment No. 4 in response to the Staff’s comments set forth in the Comment Letter, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 5, which reflects all changes to Amendment No. 4.

We understand that the Staff may have additional comments after reviewing Amendment No. 5 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 4, and page references in the responses refer to Amendment No. 5. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 5.

May 3, 2017

General

1.	We note that as part of the formation transaction, you will redeem the Preferred Interests in Plymouth Industrial REIT 20 held by Torchlight and will pay to Torchlight a combination of cash and common stock to be issued in a private placement concurrently with this offering. We also note that you expect to issue warrants to Torchlight in a concurrent private placement. Please explain to us how the common stock and warrants to be sold to Torchlight are pursuant to valid private placements. Please provide to us a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering. Please advise us of your relationship with the third-party investors that will participate in these transactions. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Response: Pursuant to the guidance set forth in Securities Act Release No. 33-8828 (the “Release”), the determination to integrate a private offering with a registered public offering is “based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Notably, in the case of concurrent public and private offerings, the five factor test set forth in paragraph (a) of Rule 502 under the Securities Act of 1933, as amended, does not apply. See Compliance and Disclosure Interpretations, Securities Act Question 139.25. Accordingly, the Commission’s guidance focuses solely on the manner in which the investors in the private offering were solicited, rather than on the nature of the financing, when determining whether integration is appropriate.

In this case, Torchlight, the investor in the private placement, was not solicited by means of the Registration Statement. In addition, Torchlight has had a substantive, pre-existing relationship with the Company beginning in February 2016 at which time it became a lender to the Company. No offers for the private placement were made by means of a general solicitation, whether in the form of the Registration Statement or otherwise, and it is through the Company’s substantive, pre-existing relationship with Torchlight as a lender and potential strategic partner, and not through the Registration Statement, that Torchlight became interested in acquiring shares of common stock in the private placement.

In the Release, the Commission provided examples of situations in which a private placement may be conducted concurrently with a separate public offering. The Release states in part that, “. . . if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4[a](2) while the registration statement for a separate public offering was pending.” Given the facts set forth above, it is clear that Torchlight was not identified or contacted through the marketing of the registered public offering, but was instead identified and contacted through pre-existing relationships and outside of any public offering effort. In addition, Torchlight did not contact the Company as a result of a general solicitation involving the Registration Statement.

May 3, 2017

For the foregoing reasons, we believe that the private placement should not be integrated with the registered public offering.

2.	Please include a dilution section as required by Item 506 of Regulation S-K or advise why such revision is not necessary.

Response: In response to Staff’s comments, the Company has added disclosure required by Item 506 under the caption “Dilution” on page 44.

Acquisition Pipeline, page 7

3.	With respect to the properties you are actively evaluating, please clarify whether you have any relationship with the sellers.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 7 and 88 to make it clear that all properties that are being actively evaluated are owned by persons with whom the Company has no prior relationship.

Torchlight Transactions, page 8

Redemption of Preferred Interests in Joint Venture, page 8

4.	We note your disclosure regarding the May 17, 2017 deadline. Other than Torchlight having the right to acquire your ownership interest in Plymouth Industrial 20 LLC for $1, please revise your risk factor disclosure to disclose other related material risks, as applicable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that $20 million of the net proceeds from the offering and $5 million in shares of the Company’s common stock will be used to redeem Torchlight’s preferred interest in Plymouth 20 LLC (the “Preferred Interest”). As described in Amendment No. 5, Torchlight has agreed to extend the redemption deadline to June 16, 2017. We believe the existence of a deadline is neither material to investors nor does it result in additional risks to investors in the offering because the offering will either be consummated prior to the deadline or the Company will request an extension of the deadline prior to commencing the road show for the offering. Accordingly, the Company does not believe the existence of the deadline presents any risk to investors in the offering.

Summary Risk Factors, page 9

5.	We note your disclosure on page 48 regarding your ability to continue as a going concern as well as your accumulated deficit of $110,506,000 as of December 31, 2016 and your limited amounts of liquidity. Please revise your disclosure here to include related material risks.

Response: The Company respectfully advises the Staff that completion of the offering will alleviate the going concern issue, and the Company will be able to meet the obligations going forward. The accumulated deficit will not restrict the Company from operating its business in the manner described in the registration statement. Following completion of the offering, there will no longer be a deficit in the Company’s total equity. Accordingly, the Company does not believe there are any material risks to investors in the offering resulting from these two issues.

May 3, 2017

Distribution Policy, page 41

6.	We note that in the table “Estimated Cash Available for Distribution, as Adjusted,” you have not included the amounts. If you are not in a position to complete this section in your next amendment, please provide a draft copy of us to review. The draft should be filed as EDGAR correspondence.

Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff a draft copy of the “Estimated Cash Available for Distribution, as Adjusted” table, attached hereto as Exhibit A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

7.	We note your disclosure on page 48 that “the year ending December 31, 2017 through the year ending December 31, 2019, an aggregate of 48.4% of the annualized base rent leases in the Company Portfolio are scheduled to expire.” Please revise your disclosure where applicable to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

Response: In response to the Staff’s comment, the disclosure under the caption “Scheduled Lease Expirations” on page 50 has been revised to provide the requested disclosure.

Historical Results of Operations, page 51

8.	Please provide a more robust discussion on your results of operations including the drivers behind the significant changes in individual income and expense line items. For example, please separately quantify the rental income fluctuations attributed to acquisitions and increases from lease renewals and rent resets. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: In response to the Staff’s comment, the disclosure under the caption “Historical Results of Operations” on pages 54 through 57 to provide the requested disclosure.

9.	Please tell us what amounts are included within the Accretion of interest and deferred interest for 2015 and 2016 on your Statements of Cash Flows. In your next amendment, please provide a discussion of these amounts along with a discussion of your cash interest expense and please explain any significant changes.

May 3, 2017

Response: In response to the Staff’s comment, the disclosure under the caption “Historical Results of Operations” on page 55 has been revised to provide the requested disclosure.

Certain Relationships and Related Transactions, page 107

10.	Please disclose the basis on which Torchlight is related person. See Item 404(a) of Regulation S-K.

Response: The Company has determined that Torchlight is not currently a “related person,” as defined under the Item 404(a) of Regulation S-K. This conclusion is based on the fact Torchlight does not currently own 5% or more of the Company’s outstanding common stock, and, therefore, is not a security holder covered by Item 403(a) of Regulation S-K. However, upon closing of the offering and the Torchlight Transactions, Torchlight will become a “related person” (as defined under Item 404(a) of Regulation S-K) by virtue of the fact that they will be a security holder covered by Item 403(a) of Regulation S-K by owning greater than 5% of the Company’s outstanding common stock. The disclosure under the caption “Stockholders Agreement with Torchlight” has been moved to page 104 under the heading “Management,” and disclosure has been added to page 112 to reflect the fact that Torchlight will be a related person upon completion of the offering and the Torchlight Transactions.

Principal Stockholders, page 115

11.	For each beneficial owner that is listed as a company or entity, such as Torchlight Investors, LLC, please provide the name(s) of the natural persons with voting or dispositive control over the company’s securities.

Response: In response to the Staff’s comment, the disclosure under the heading “Principal Stockholders” on page 120 has been revised to provide the requested disclosure.

Redeemable Preferred member Interest in Subsidiary, page F-20

12.	Please tell us whether the redemption of the preferred member interest is contingent on any event not certain to occur, such as the completion of your IPO.

Response: Although, as noted in the response to Comment 4 above, the Company intends to use a portion of the net proceeds of the offering to finance the redemption of the Preferred Interest, the redemption is not contingent on the offering or any other specific event. If the Company fails to complete the offering, it will seek to consummate the redemption of the Preferred Interest using a different source of capital.

13.	Please tell us how you considered whether or not Plymouth Industrial 20 LLC is a variable interest entity, and whether or not you would be the primary beneficiary if so. Please refer to ASC 810-10-15-14.

May 3, 2017

Response: The Company respectfully advises the Staff that as discussed in the Notes to the Company’s consolidated audited financial statements for the year ended December 31, 2016 included in the Registration Statement, the Company evaluates “in-substance real estate transactions” in accordance with the guidance under ASC 360 and ASC 976 as referenced by ASC 810 rather than under the variable interest entity model detailed in ASC 810-15-14. The Company views the issuance of the Preferred Interest as an “in-substance real estate transaction.” Set forth below is (i) certain background information regarding Plymouth Industrial 20 LLC (“Plymouth Industrial 20”) and the Preferred Interest, (ii) the Company’s reason for evaluating the Preferred Interest under the “in-substance real estate” guidance and (iii) the Company’s conclusion regarding the treatment of the Preferred Interest under the “in-substance real estate” guidance.

In October 2016, the Company entered into agreements for a $175 million refinancing of its then-existing senior indebtedness (the “Refinancing”).  The anticipated sources of funding for the Refinancing were as follows: (i) $120 million of senior secured indebtedness (the “AIG loan”), (ii) a $30 million mezzanine loan made by Torchlight and (iii) $25 million (along with closing costs) to be financed through the issuance of equity securities by the Company.  However, the Company was unable to complete the issuance of equity securities prior to October 17, 2016, the closing date of the Refinancing, so in order to complete the Refinancing, Torchlight agreed to fund the $25 million portion of the Refinancing in exchange for a short term preferred equity interest in Plymouth Industrial 20, the newly formed sole member of each of the Company’s property owning LLCs.  Pursuant to the terms of the limited liability company agreement of Plymouth Industrial 20, the Company is required to redeem the Preferred Interest on a date certain. The redemption date was initially January 17, 2017, and Torchlight has since agreed to two extensions, one until May 17, 2017 and the most recent until June 16, 2017. If the Company does not redeem the Preferred Interest by the redemption date, Torchlight has the ability to acquire the Company’s equity interest in Plymouth Industrial 20. This feature of the Preferred Interest is the functional equivalent of a right to foreclose on the properties. Plymouth Industrial 20 was formed solely to directly own the properties in the Company’s portfolio and to act as borrower under the Torchlight mezzanine loan.  The managing member of Plymouth Industrial 20 is an indirect, wholly-owned subsidiary of the Company that retained substantially all of the decision making authority with respect to the day-to-day operations of the properties.

The issuance of the Preferred Interest to Torchlight was intended to be a short term bridge financing arrangement made solely to allow for the completion of the Refinancing rather than a long-term equity investment in Plymouth Industrial 20 or the Company’s property portfolio. This intention is evidenced by (i) the required redemption of the Preferred Interest on a date certain, (iii) the ability of Torchlight to “foreclose” on the Company’s properties and (iii) the requirement to pay a preferred return to Torchlight until the Preferred Interest is redeemed. As a result, the Company has determined that the issuance of the Preferred Interest by Plymouth Industrial 20 constitutes a financing transaction rather than a true equity investment. Based on the Company’s interpretation of ASC 810-10 and the other financial statement guidance described below, the Company believes it should continue to consolidate the financial information of Plymouth Industrial 20.

May 3, 2017

As stated in Note 10 to the Company’s consolidated audited financial statements for the year ended December 31, 2016 (“Note 10”), the Company relied on the guidance in ASC 810. However, also as stated in Note 10, the Company’s analysis of ASC 810 pointed to the guidance included in ASC 976 and ASC 360 with respect to the consolidation of certain equity investments in real estate holding entities such as Torchlight’s investment in Plymouth Industrial 20.

We note the following from the Ernst & Young (“E&Y”) Financial Reporting Development (“FRD”) on Determination of a Controlling Interest and Accounting for Changes in Ownership Interests (dated September 2016):

[N]either paragraph 810-10-40-3A or 40-3B address other circumstances in which a parent ceases to have a controlling financial interest in an in-substance real estate subsidiary. For those transactions, we believe a parent generally should consider the real estate sales guidance or other real estate literature (e.g., ASC 970-323) before removing the real estate from its statement of financial position. We believe that the real estate literature provides relevant considerations for evaluating whether it is appropriate to derecognize real estate in the statement of financial position. We believe that the real estate literature provides relevant considerations for evaluating whether it is appropriate to derecognize real estate in the statement of financial position.

As noted above, Plymouth Industrial 20 indirectly wholly-owns each of the properties in the Company’s portfolio, and upon the issuance of the Preferred Interest, the Company ceased to have a controlling financial interest in its real estate portfolio. For this reason, the Company looked to the applicable “in-substance real estate” guidance in order to evaluate whether the Plymouth Industrial 20 should remain a consolidated entity.

E&Y FRD (dated June 2015) states the following:

In-substance real estate

Transactions should be considered real estate sales if they are in substance sales of real estate. Examples of transactions that could be in substance sale of real estate include the sale of corporate stock of enterprises with substantial real estate, sales of partnership interests, and sales of time-sharing interests. ASC 976-10-15-4 provides an example of a sale of a partnership interest that is in substance a sale of real estate. A sale of a partnership interest that should be considered a sale of real estate would involve a company forming a partnership, arranging for the partnership to acquire property directly from third parties, and selling an interest in the partnership to investors who become limited partners. Additionally, the sale or transfer of an investment in the form of a financial asset that is in substance real estate is in the scope of ASC 360-20.

May 3, 2017

Loss of a controlling financial interest in in-substance real estate

The deconsolidation and derecognition guidance in Subtopic 810-10 specifically excludes from its scope transactions that result in a loss of a controlling financial interest in in-substance real estate, including in-substance real estate (or any real estate) that meets the definition of a business. Instead entities should apply the sale of real estate guidance in ASC 360-20 and ASC 976-605 (see Section 4.1.2.2 of our Financial Reporting Development publication Consolidated and other financial statements: Noncontrolling interests, combined financial statements, and parent company financial statements). We believe the exclusion from ASC 810-10 and applicability of ASC 360-20 and 976-605 applies generally to all losses of controlling interests (e.g., sale, transfer, foreclosure, dilution of ownership interest and other arrangements in which control is surrendered) in in-substance real estate.

A seller may continue to be involved in property after it has been legally sold. For example, a seller may agree to develop land or guarantee a return on the buyer’s investment for a period of time. When a seller has continuing involvement with property that has been sold, profit should generally be deferred and recognized as the seller’s performance obligations are completed or deferred in full until a later date (i.e., profit should not be recognized under the full accrual method). In certain cases a sale is not recorded. Refer to Sections 5.5–5.17 for discussion of various forms of continuing involvement and the appropriate accounting to apply in each situation.

The scenario described in ASC 976-10-15-4 is directly analogous to the Company’s issuance of the Preferred Interest to Torchlight, so the Company then looked to the guidance included in ASC 360-20. Section 360-20-40-38 of the Codification states the following:

If the seller has an obligation to repurchase the property, or the terms of the transaction allow the buyer to compel the seller or give an option to the seller to repurchase the property, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement rather than as a sale. A right of first refusal based on a bona fide offer by a third party ordinarily is not an obligation or an option to repurchase. See paragraph 360-20-55-21A for implementation guidance related to evaluating a buy-sell agreement in cases where the seller of the real estate has otherwise met the criteria to recognize a partial sale.

The E&Y Real Estate FRD continues with respect to continuing interests in properties:

If a seller has an obligation or option to repurchase a property or the buyer can compel the seller to repurchase the property, the seller has not permanently transferred all of the risks and rewards of ownership to the buyer. Therefore, in such situations a sale should not be recorded and the transaction should be accounted for as a financing, leasing, or profit-sharing arrangement.

May 3, 2017

While ASC 360-20 notes that it if an obligation or option to repurchase a property exists, the transaction should be accounted for as a financing, leasing, or profit-sharing arrangement, it does not provide guidance as to when to use each of the three methods. We believe a seller should evaluate the nature of the obligation or option and, if an option exists, the likelihood of the option being exercised in determining which method to apply. If the seller will essentially repay the buyer its entire investment plus a return on that investment (i.e., when the seller is obligated or likely to exercise an option to repurchase the property at a price higher than the sales price or at an indeterminate price), we believe it would be most appropriate for the seller to account for the transaction as a financing arrangement.

As summarized above, the Company respectfully advises the staff that after reviewing the guidance included in ASC 810 and ASC 976, the Company ultimately determined that it was appropriate to evaluate the accounting treatment of the Preferred Interest in accordance with ASC 360. In accordance with ASC 360, the Company concluded that the Preferred Interest should be treated as a financing transaction rather than a true equity investment. The Company came to this conclusion because the Preferred Interest (i) requires redemption of the Preferred Interest on a date certain, (ii) it gives Torchlight the ability to “foreclose” on the Company’s properties and (iii) it requires the payment of a preferred return to Torchlight until the Preferred Interest is redeemed.

Item 33. Recent Sales of Unregistered Securities, page II-1

14.	Please revise this section to provide the information required by Item 701 of Regulation S-k with respect to the shares of common stock and warrants you will be privately issuing to affiliates of Torchlight Investors, LLC in connection with the Torchlight Transactions.

Response: In response to the Staff’s comments, the disclosure required by term 701 of regulation S-K has been added under the caption “Item 33, Recent Sales of Unregistered Securities” on page II-1.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Jeffrey E. Witherell
Justin R. Salon, Esq.

Exhibit A

Estimated Cash Available for Distribution, as Adjusted

($ in thousands)	For the Trailing
Twelve Months
Ended
March 31, 2017

Pro Forma net income (loss) for the 12 Months ended December 31, 2016	$(40,998)
Less: Pro forma net (income) loss for the three months ended March 31, 2016	14,316
Add: Pro forma net income (loss) for the three months ended March 31, 2017	(2,568)

Pro forma net income for the 12 months ended March 31, 2017	(29,250)
Add: Real estate depreciation and amortization	7,533
Add: Amortization intangibles	3,885
Add: Stock based compensation expense	2,200
Less: Estimated improvements, leasing commissions and capital expenditures(2)	(2,005)
Less: Amortization of above/below market rent	(350)
Less: Straight line rent	(316)
Add: Deferred/Accrued interest-non cash	21,741
Add: Amortization of deferred financing costs	349
Add: Adjustment for general and administrative costs(1)	1,045

Estimated cash flow available for distribution	$4,832

Estimated annual distribution to stockholders(3)	$6,663

Distribution ratio based on estimated cash available for distribution to common stockholders(4)	72.5%

_______________

(1)	Estimated additional general and administrative costs consist of legal and accounting (based upon estimates provided by our external legal and accounting professionals and management’s previous experience in managing a public REIT), insurance, travel, rent and other costs (based on proposed arrangements and anticipated activity). We have estimated a level of continuing general and administrative costs required to manage the company as a public company and to operate the Company Portfolio, including, but not limited to, salaries, board of directors fees and expenses, director’s and officer’s insurance, Sarbanes-Oxley Act compliance costs, and legal, audit and tax fees. This amount is lower than incurred previously due to professional fees related to our debt refinancing.
(2)	Estimated improvements, leasing commissions and capital expenditures are based on the company’s due diligence review of historical levels incurred by the Company Portfolio and are estimated at approximately $0.50 per square foot.
(3)	Represents the aggregate amount per share of the intended annual distribution multiplied by the shares of common stock that will be outstanding upon completion of this offering and the Torchlight Transactions. Excludes shares of common stock that may be issued by us upon exercise of the underwriters’ option to purchase additional shares.
(4)	If the underwriters’ option to purchase up to an additional 562,500 shares of common stock from us is exercised in full at the mid-point of the price range set forth on the cover page of this prospectus, our initial annual distribution would increase by approximately $844 and our payout ratio would decrease to 64.4% assuming no investment of the additional proceeds.